UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 24R-00035

Delaware	38-3989694
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

819 South Wabash Avenue, Suite 606

Chicago, Illinois  60605

(Address of Principal Executive Offices)

(800) 555-1055

(Registrant’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Operating period is from January 1, 2017, through June 30, 2017. During this period, we paid $3,891,810 to acquire 1,281 mortgages. We generated a net income of $927,321 during this period. We continue working with debtors to restructure previously purchased mortgages. We used proceeds raised from our registration statement and advances from related parties to purchase our largest acquisition in this period, 799 non-performing residential first mortgage loans. The loans were purchased from the bankruptcy trustee overseeing the proceedings of 3 Star Properties, LLC, a defunct mortgage investment firm. The acquisition price was $2,875,000 and the loans had a cumulative unpaid principal balance of $43,811,832. We completed Broker Price Opinions on 12% of the assets.  The values totaled $4,008,714, an average home value of $43,104, typical for the low- and moderate-income communities where AHP works most.  For the entire period we purchased 1,281 loans for $3,891,810 and these loans had an unpaid principal balance of $67,480,964. Additional proceeds from the registration statement will be used to purchase additional mortgages and repay the debt financing incurred.

Liquidity and Capital Resources

Our registration statement on Form 1-A pursuant to which we are offering to sell up to $50,000,000 of Class A Interests was declared effective by the Securities and Exchange Commission (the “SEC”) on May 25, 2016. We refer to anyone who purchases a Class A Interest as an “Investor”. We are selling these securities directly to the public at our website, www.AHPFund.com. We are not using a placement agent or a broker and we are not paying commissions to anyone. All of the money we raise goes directly to the Company. The minimum investment is $100. As of June 30, 2017, we had received $6,502,625 pursuant to our Form 1-A registration.

Whether we raise $50,000,000 in the Offering or something less, we believe the proceeds of the Offering will satisfy our cash requirements. If we raise less than $50,000,000, we will simply buy fewer loans. Although we might decide to raise more capital, we know of no reason why we would need to.

Trend Information

During the period from January 1, 2017 to June 30, 2017, we generated $927,321 in net income. We changed our payment processor to FundAmerica on April 29, 2017 concurrent with a streamlined investment process on our website. Incoming investments increased through May and June, which we attribute in part to the simplified process.

The trend in nationwide foreclosure activity  has seen an overall decline from the same period in 2016. Delinquency rates have declined alongside the rate of foreclosures as the lingering economic effects from the Great Recession continue to subside. Overall foreclosure volume has declined to below pre-recession levels, and is at its lowest point since 2006.

However, the reduction in foreclosure activity may mask the struggles that millions of homeowners continue to endure, particularly in America’s low- and moderate-income neighborhoods. In Q2 2017, per real estate information company RealtyTrac, over five million homeowners were severely underwater, which means that they owed 125% or more of their home’s value. This represents 9.5% of all homes with a mortgage nationwide. However, only 4.4% of homes with values between $400,000 – 500,000 were severely underwater, in contrast to 49.9% of homes with values under $50,000 and 30.4% of homes with values under $100,000.

We focus our efforts on mortgages secured by homes with values under $75,000. Thus, despite the declining foreclosure rate, we anticipate a continued strong supply of non-performing mortgages to acquire, homeowners to help, and financial and social returns to generate.

Item 2.	Other Information

None.

2

American Homeowner Preservation 2015A+, LLC

3

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

BALANCE SHEET

As of June 30, 2017 (unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$727,860
Accounts receivable	339
Total Current Assets	728,199

Fixed and Other Assets
Investments at acquisition cost (cost of $ 7,115,745)	7,115,745
Deferred offering costs	85,758
Deferred investment expenses	1,059,542
Total Fixed and Other Assets	8,261,045

Total Assets	$8,989,244

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$220,500
Promissory note payable	684,971
Advances from related parties	482,803
Total Liabilities	1,388,274

Members' Equity
Class M Units, no par, unlimited authorized 10,000 shares issued and outstanding at June 30, 2017	10,000
Class A Units, no par, unlimited authorized 6,460,086 shares issued and outstanding at June 30, 2017	6,460,086
Distributions to Class A Units	(194,045)
Accumulated profit - attributed to Class A Units	1,324,929
Accumulated profit - attributed to Class M Units	–
Total members' equity	7,600,970

Total Liabilities and Members' Equity	$8,989,244

See accompanying notes, which are an integral part of these financial statements.

4

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

STATEMENT OF OPERATIONS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

	Attributed to	Attributed to
	Class M	Class A
	Units	Units	Total

Investment Income:
Lease and rental income	$–	$3,647.89	$3,647.89
Interest income		42,315.91	42,315.91
Other income	–	290,862.81	290,862.81
Total Investment Income	–	336,826.61	336,826.61

Investment Expenses:
Professional Fees	–	81,621.54	81,621.54
Interest expense	–	19,664.18	19,664.18
Marketing	–	61,746.85	61,746.85
Bank Fees	–	6,450.69	6,450.69
Management Fees	–	71,782.05	71,782.05
Admin. Costs	–	687.92	687.92
Technology Fee	–	5,589.65	5,589.65
Broker Fees	–	27,131.16	27,131.16
Total Investment Expenses	–	274,674.04	274,674.04

Realized and Unrealized Gain/(Loss) on Investments:
Net realized gain on investments	–	865,168.67	865,168.67
Net change in unrealized gain/loss in investments	–		–
Net Realized gain on investments	–	865,168.67	865,168.67

Net Income	$–	$927,321.24	$927,321.24

Weighted average units outstanding - Basic and diluted	10,000.00	5,897,923.00	5,907,923.00
Net Income per unit- Basic and diluted	$–	$0.16	$0.16

See accompanying notes, which are an integral part of these financial statements.

5

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the period from January 1, 2017 to June 30, 2017 (unaudited)

	Class M Units	Class A Units	Accumulated
	Shares	Shares	Profit	Total

Balance at January 1, 2017	10,000	1,786,865	$397,608	$2,194,473

Issuance of Class M units to managing member	–	–	–	–

Issuance of Class A units	–	4,673,221	–	4,673,221

Net Income	–	–	927,321	927,321

Balance at June 30, 2017	10,000	6,460,086	$1,324,929	$7,795,015

See accompanying notes, which are an integral part of these financial statements.

6

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

STATEMENT OF CASH FLOWS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

For the period from
January 1, 2017
to June 30, 2017
Cash flows from operating activities:
Net Income	$927,321
Change in operating assets and liabilities:
Decrease in due from Broker	10,000
Decrease in accounts receivable	104
Repayments to related party	(972,871)
Payment on promissory note	(314,250)
Increase in accounts payable	183,652
Net cash flows from operating activities	(166,044)

Cash flows from investing activities:
Acquisition of real estate debt investments	(3,646,385)
Net cash flows from investing activities	(3,646,385)

Cash flows from financing activities:
Distributions to Class A Units	(172,025)
Proceeds from issuance of Class A Units	4,673,221
Net cash flows from financing activities	4,501,196

Net (decrease) increase in cash	688,767
Cash and cash equivalents, beginning of period	39,093
Cash and cash equivalents, end of period	$727,860

See accompanying notes, which are an integral part of these financial statements.

7

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

NOTE 1: NATURE OF OPERATIONS

American Homeowner Preservation 2015A+, LLC (the “Company”), is limited liability company organized January 21, 2016 under the laws of Delaware.

The Company was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments). After purchasing a loan, the Company intends to reach out to the obligor on the mortgage loan to achieve a speedy resolution that is acceptable to both the obligor and the Company through one or more of the following resolutions: A) The obligor is able to refinance the mortgage loan and continue to reside in the underlying real estate; B) Without refinancing, the Company accepts a discounted lump sum to sell the mortgage loan and the obligor continues to reside in the underlying real estate; C) The Company will modify the terms of the mortgage loan and the obligor continues to reside in the underlying real estate; D) Where the obligor cannot afford to stay in the real estate, the Company will take ownership of the underlying real estate, either on a consensual basis or through repossession by foreclosure, and sell it to another party. The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Proposed Offering (as described in Note 6), although substantially all of the net proceeds of the Proposed Offering are intended to be generally applied toward these business purposes. There is no assurance that the Company will be able to successfully affect the Proposed Offering.

The Company’s activities during the first half of 2017 have consisted primarily of raising additional capital and servicing existing investments. The Company is dependent upon additional capital resources for the continuation of it principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has commenced planned principal operations and had a net gain of $927,321 for the period from January 1, 2017 to June 30, 2017. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing from its members and/or third parties, including through the Proposed Offering. It plans to incur significant costs in pursuit of its Proposed Offering. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

8

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are minimal accounts receivable and no associated allowances for doubtful accounts established as of June 30, 2017.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue and Cost Recognition

The Company earns revenues by selling purchased mortgage loans and through interest earned from obligors on purchased mortgage loans held by the Company. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Investment revenues earned as of June 30, 2017 were $336,827. Net realized gain on investments as of June 30, 2017 was $865,169.

Operating expenses are recognized as incurred but investment expenses are deferred until the asset is sold. Management fees are recognized as incurred on a monthly basis in accordance with the accrual basis of accounting and are based on the aggregate capital accounts of the members as of the last day of each calendar month.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit.  Basic and diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period. There are no dilutive or potentially dilutive instruments outstanding as of June 30, 2017. As a result, diluted net loss per unit is the same as basic net loss per unit for the period ended June 30, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering". Deferred Offering Costs consist principally of legal fees incurred in connection with the Proposed Offering discussed in Note 6. Prior to the completion of the Proposed Offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the Proposed Offering or to expense if the Proposed Offering is not completed.

9

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. We have elected to not early adopt this pronouncement.

In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We are currently assessing the impact of this update on the presentation of these financial statements.

NOTE 3: MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

11

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

The Interests in the Company are divided into two classes of interest: “Class A Interests” (or “Class A Units”) and “Class M Interests” (or "Class M Units”). All of the Class M Interests shall be owned by the Managing Member, as defined in Note 5. The Class A Interests shall be owned by members whose subscriptions are accepted by the Managing Member to own Class A Interests, which may include the Managing Member and/or its affiliates. Members owning a Class A Interest are referred to as “Class A Members” and members owning a Class M Interest are referred to as “Class M Members.” The Class A Interest of a Class A Member shall be equal to a fraction, the numerator of which is such Class A Member’s Capital Contribution to the Company and the denominator of which is the aggregate of all Capital Contributions made to the Company.

The Managing Member shall manage and conduct the business and affairs of the Company, in accordance with the operating agreement. No other member shall participate in the management of the Company. Therefore, Class A Members have no voting rights. The Managing Member is under no obligation to fund cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.

Each Class A Member shall make a Capital Contribution to the Company in an amount determined by the Managing Member. The Managing Member has made a Capital Contribution of $10,000 to the Company in exchange for its Class M Interest, as described in Note 5. The number of interests and capital accounts in the Company are unlimited; however, the Company is limited to no more than $50,000,000 in capital contributions during any twelve month period.

All distributions made by the Company, including but not limited to distributions in liquidation, are to be made in the following order of priority: A) First, the Company is to distribute to each Class A Member an amount equal to the Class A Preferred Return as defined below; B) Second, the Company is to distribute to each Class A Member an amount equal to such Class A Member’s Unreturned Investment as defined below; and C): Third, the Company is to distribute the balance to the Class M Members.

For the purposes of the foregoing paragraph, the following definitions apply:

•	Class A Preferred Return: An amount such that, as of the date of any distribution, such Class A Member has received a compounded return of 12% with respect to such Class A Member’s Unreturned Investment since the date of such Class A Member’s capital contribution.

•	Unreturned Investment: Class A Member’s capital contribution, reduced by previous distributions made to such Class A Member.

Likewise, the Company’s profits and losses are first allocated to Class A Interests outstanding on a pro rata basis until a 12% compounded return on all Class A Interests’ Unreturned Investment is achieved. All profits and losses thereafter are allocated to Class M Interests outstanding on a pro rata basis. As of June 30, 2017, the Company’s net gain was first allocated to the Class A Interests and the remainder is undistributed and held in reserve for Class A Interest obligations, if needed.

Outstanding Offering

As of May 25, 2016, the Company is offering for sale under Regulation A up to $50,000,000 of its Class A Interests. As of June 30, 2017, the Company has sold 6,502,625 Class A Interests for total proceeds of $6,502,625.

NOTE 4: RELATED PARTIES

American Homeowner Preservation Management, LLC (the “Managing Member”) is the managing member of the Company. The Managing Member shall manage and conduct the business and affairs of the Company, in accordance with its operating agreement. No other member shall participate in the management of the Company. The Managing Member made a capital contribution of $10,000 to the Company in exchange for its Class M Interest, consisting of 10,000 Class M Units.

12

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2017 to June 30, 2017 (unaudited)

The Company will bear a monthly management fee equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month, plus an annual fee equal to $60 for each active asset of the company. Such management fee shall be paid to the Managing Member no later than the fifteenth (15th) day of the following month. The Managing Member shall be responsible for the compensation of the Investment Adviser. The Company will also bear fees, costs, and expenses as reasonably determined by the Managing Member.

AHP Capital Management LLC (the “Investment Adviser”), a company affiliated with management, shall provide investment advisory services to the Company pursuit to an agreement between the Investment Adviser and the Company. As of June 30, 2017, the Investment Adviser has advanced $482,803  to the Company related to expenses paid on the Company’s behalf. The Investment Advisor is under no obligation to continue to fund the Company’s expenses. Such advances are recorded to the balance sheet as an Advance from Related Party and include certain payments made on the Company’s behalf prior to formation of the Company. All activity and balances related to or on behalf of the Company were transferred into the Company effective on the inception date, and accordingly are reflected as activity on the inception date. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. Management asserts that the allocation methodology is reasonable and reflects management’s estimate of what the expenses would have been on a stand-alone basis.

American Homeowner Preservation, LLC, a company affiliated with management, is a co-obligor on the Company’s accounts payable of $220,500 as of June 30, 2017. It is under no obligation to continue to fund the Company’s expenses or become liable to any future expenses incurred by the Company.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 30, 2017, the date the financial statements were available to be issued. Based on the evaluation, the following was deemed to be disclosed:

During the period from July 1, 2017 through September 30, 2017, the Company sold 5,061,693 Class A Interests for total proceeds of $5,061,693. We have raised total proceeds to date of $11,859,552 pursuant to our Form 1-A registration and have paid $11,517,828 to acquire 1,699 mortgages with a total unpaid principal balance of $98,417,197.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 10, 2017.

American Homeowner Preservation 2015A+, LLC

By:	/s/ Jorge Newbery
Jorge Newbery, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jorge Newbery
Jorge Newbery, Manager
American Homeowner Preservation Management, LLC, Managing Member
October 10, 2017

14